1(415) 856-7007

davidhearth@paulhastings.com

July 29, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews A Share Selections Fund, LLC - File No. 811-22809

Ladies and Gentlemen:

On behalf of the Matthews A Share Selections Fund, LLC (the “Registrant” or the “Company”), we hereby respond to the oral comments provided on June 10, 2016 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 5 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended, on Form N-1A filed on April 29, 2016 (“Amendment No. 5”). Changes to the Registrant’s disclosure in response to those comments will be reflected in Amendment No. 6 to the Registrant’s Registration Statement expected to be filed within two weeks of the filing of this letter.

Those comments are repeated below and organized in the same fashion as presented by Ms. Dubey.

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Offering Memorandum that was already filed as part of Amendment No. 5, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Offering Memorandum.

1.	Comment: Please supplementally confirm that, as stated in footnote 1 to the table of Annual Operating Expenses, all management fees and services related to the applicable series of the Registrant are included in the management fee paid by the Investment Fund to Matthews.

Response: Comment accepted. The Registrant hereby confirms that the management fee paid to Matthews with respect to the assets invested in each series of the Registrant is reflected in the “Fees and Expenses of the Fund” table in the registration statement for the applicable Investing Fund.

2.	Comment: Under the “Principal Investment Strategy” section, please add disclosure that the temporary cash and cash equivalents held by each series of the Registrant would not exceed 20% of that series’ net assets under normal circumstances (in order to confirm that those cash assets would not count toward compliance with the 80% requirement for each series).

July 29, 2016

Response: Comment accepted. The Registrant has revised its disclosure accordingly.

3.	Comment: Under the “Principal Investment Strategy” section for each series of the Registrant, please revise the disclosure to clarify that the investment objective of each Fund corresponds to the investment objective of the Investing Fund, and the investment strategy corresponds to the strategy of the Investment Fund, rather than stating that the objective corresponds to both the investment objective and strategies.

Response: Comment accepted. The Registrant has revised its disclosure accordingly.

4.	Comment: Under the “Principal Investment Strategy” section for each series of the Registrant, please revise the description of the investment strategy to refer to the strategy of the Fund as well as that of the Investing Fund.

Response: Comment accepted. The Registrant has revised its disclosure accordingly.

5.	Comment: Under the “Principal Investment Strategy” section for each series of the Registrant, please state that an investment in the Fund would be treated as an illiquid investment by the Investing Fund.

Response: Comment accepted. The Registrant has revised its disclosure accordingly.

6.	Comment: Under the “Principal Risks of Investment” in “Taxation” please define or explain the term “RQFII.”

Response: Comment accepted. The Registrant has revised its disclosure accordingly.

7.	Comment: Please add more detail about the investment strategy as discussed on page 18 under the “Investment Approach” section to the summary for each Fund.

Response: Comment accepted. The Registrant has revised its disclosure accordingly.

8.	Comment: Under “Private Offering of Unregistered Securities” please disclose that interests in the Fund may be transferred only to other Qualified Purchasers, consistent with the Exemptive Order obtained by the Registrant.

Response: Comment accepted. The Registrant has revised its disclosure accordingly.

9.	Comment: Under “Restrictions on Rights of Holders of Interests” please describe the circumstances under which the Board or the Registrant may require an Investor to redeem its Interests in a Fund, such as the need to preserve its tax status as a regulated investment company.

July 29, 2016

Response: Comment accepted. The Registrant has revised that disclosure to refer to the maintenance of the tax status of a Fund or the Investing Fund or compliance with applicable law as the circumstances under which such a redemption could be required.

10.	Comment: Under “Selling (Redeeming) Interests” please correct the reference to the close of business to instead refer to the closing of trading on the NYSE because of the reference to 4:00 p.m. eastern time.

Response: Comment accepted. The Registrant has revised its disclosure accordingly.

11.	Comment: Under “Selling (Redeeming) Interests” please explain the relationship of repatriation requests by portfolio managers to redemption requests by Investors.

Response: Comment accepted. The Registrant has revised its disclosure to disclose the effect on the payment to Investors of redemption proceeds from repatriation procedures and potential limits.

12.	Comment: Under “Taxes” on page 33, please confirm that disclosure is included for each applicable item of Item 11(f) of Form N-1A.

Response: Comment accepted. The Registrant confirms that the current tax disclosure already provides disclosure with respect to the applicable items. In addition, the Registrant is adding a non-material clarification to make a portion of that disclosure more complete.

13.	Comment: In the Statement of Additional Information (the “SAI”), the risk disclosure related to delayed payments under “Not a Mutual Fund” on page 2 should be added to the offering memorandum as a risk.

Response: The Registrant notes that this same disclosure already appears in the offering memorandum under “Additional Information” on page 14. Unless the Registrant has misunderstood the Staff’s comment, no further disclosure on this topic should be needed in the offering memorandum.

14.	Comment: Page 9 of the SAI refers to investments in technology companies. Please confirm that the disclosure of each Fund’s principal strategies in the offering memorandum is consistent with this disclosure.

Response: Comment accepted. The Registrant has revised its disclosure in the offering memorandum to refer to technology companies in the section describing the principal strategies of each Fund and has added a corresponding principal risk.

15.	Comment: In the SAI where certain investment policies are described as fundamental, please also state that each Fund’s investment objective is fundamental.

Response: Comment accepted. The Registrant has revised its disclosure accordingly. In addition, that statement already is included in the Offering Memorandum near the top of page 16.

July 29, 2016

16.	Comment: On page 12 of the SAI, under “Disclosure of Portfolio Holdings,” please describe any ongoing arrangements for the disclosure of portfolio holdings as required by Item 16(f)(2).

Response: Comment accepted. The Registrant has revised its disclosure accordingly.

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We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:  Matthews International Capital Management, LLC